October 18, 2024

Jeremiah Ashukian
Chief Financial Officer
Krispy Kreme, Inc.
2116 Hawkins Street
Charlotte, NC 28203

        Re: Krispy Kreme, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            Response Dated October 10, 2024
            File No. 001-40573
Dear Jeremiah Ashukian:

        We have reviewed your October 10, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 30, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 7 - Vendor Finance Programs
Supply Chain Financing Programs, page 74

1. We have reviewed your response to prior comment 2. Please address the following to clarify the difference between the contracts under the SCF program and the contracts outside of the SCF program:
           You state in your response that your purchase contracts are negotiated to minimize purchase prices and to obtain commercially reasonable payment terms that are in line with industry peers. Tell us whether the prices and payment terms of the vendors participating in the SCF program are in line with your other vendors that do not participate in the SCF program;
 October 18, 2024
Page 2

             You state in your response that the payment terms of the purchase contracts are
           not contractually conditioned upon a vendor   s participation in a
SCF program.
           However, on page 74 of your Form 10-K for the fiscal year ended December 31,
           2023, you state that the    typical payment terms for trade payables
range up to 180
           days outside of the SCF program, depending on the type of vendors and the nature of the supplies or services. For vendors under the SCF program, the Company has established payable terms ranging up to, but not exceeding, 360
days.    Please
           resolve this discrepancy;
             You state in your response that there are no costs, interest, or fees charged to you by the SCF provider. Clarify whether any fee is charged by your vendors, which may be charged in the form of a higher price than they would charge outside of the SCF provider. In this regard, during the earnings call for the quarterly periods ended March 31, 2023 and June 30, 2023, Mr. Jeremiah Ashukian stated that you
           were reducing your reliance on vendor financing as it became    a
more expensive
           way to provide financing.    In addition, he stated that the expense
from vendor
           financing hits adjusted EBITDA. Describe the expenses to which Mr. Jeremiah
           Ashukian was referring; and
             You state in your response that some vendors no longer participate in the SCF programs. Tell us whether the terms of your purchase contracts, including prices and payment terms, have remained the same with these vendors before and after their SCF program termination.

       Please contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398 if
you have any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services